PRESS RELEASE

November 8, 2007

9M07 ACTIVITY INDICATORS CONFIRM AXA’S SUSTAINED GROWTH MOMENTUM

LIFE & SAVINGS NEW BUSINESS VOLUME[1] UP 26% (UP 10% ON A COMPARABLE BASIS)
LIFE & SAVINGS NEW BUSINESS VALUE[2] UP 19% (UP 10% ON A COMPARABLE BASIS)
PROPERTY & CASUALTY REVENUES UP 30% (UP 4% ON A COMPARABLE BASIS)
ASSET MANAGEMENT REVENUES UP 16% (UP 23% ON A COMPARABLE BASIS)

•	Life and Savings new business volume (APE)[1] was up 26% to Euro 5,599 million, or 10% on a comparable basis[3] , reflecting AXA's continued organic growth momentum. The main contributors to the growth were the United States, Australia/New Zealand and the United Kingdom while Japan remained negative.
Unit-linked new business APE mix increased from 49.2% to 54.4%.
•

Life and Savings new business value (NBV)[2] was up 19% to Euro 1,250 million, or 10% on a comparable basis[3] , with a margin of 22.3%, in line[3] with 9M06 as a result of positive business mix evolution offset by negative country mix evolution.

•	Property & Casualty revenues increased by 30% to Euro 19,631 million, or 4% on a comparable basis[3] , mainly driven by the UK and fast growing markets (Turkey up 20%, Morocco up 19% and Asia up 10%) with strong Personal Motor and Household net new inflows reaching respectively 897,000 and 265,000 contracts. Personal lines were up 5% and Commercial lines up 2%.
•	Asset Management revenues increased by 16% to Euro 3,621 million, or 23% on a comparable basis[3] , driven by higher average Assets under Management and business mix improvement. Both AllianceBernstein and AXA IM revenues grew at a strong double digit pace.

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[1]Annual Premium Equivalent (APE) represents 100% of new business regular premiums + 10% of new business single premiums. APE is Group share.
[2]New Business Value (NBV) is Group share. NBV for both 9M06 and 9M07 were computed using profitability factors by products from year-end 2006. Economic and actuarial assumptions remained unchanged.
[3]Changes on a comparable basis were calculated at constant FX and scope (notably Winterthur’s contribution was included in both 2006 and 2007 figures).

				Change
Nine months ended			Change on a reported basis
(Euro million, except when otherwise	9M06	9M07		Comp. (a) basis	Scope & Other	FX impact (b)
noted)

Life & Savings new business(c)
APE	4,435	5,599	+ 26.3%	+ 10.5%	+ 19.1%	-3.3%
NBV	1,049	1,250	+ 19.2%	+ 9.7%	+ 14.8%	-5.3%
NBV to APE margin	23.7%	22.3%	-1.3 pts	-0.2 pt
Property & Casualty revenues	15,101	19,631	+ 30.0%	+ 3.9%	+ 26.7%	-0.6%
International Insurance revenues	3,185	3,119	-2.1%	+ 6.5%	-7.8%	-0.8%
Asset Management
Revenues	3,117	3,621	+ 16.2%	+ 22.5%	+ 0.3%	-6.7%
Net inflows (Euro billion)	65	25

Total revenues	58,574	71,652	+ 22.3%	+ 5.9%	+ 19.3%	-2.8%
(a)	Change on a comparable basis was calculated at constant FX and scope (notably Winterthur’s contribution was included in both 2006 and 2007 figures).
(b)	Mainly due to continued appreciation of the Euro against US Dollar, Yen and CHF.
(c)	Group share

“9M07 figures continued to demonstrate AXA’s sustained top line momentum while the integration of Winterthur continues to progress well”, said Henri de Castries, Chairman of the AXA Management Board.

“Our Life & Savings activities delivered once more double-digit growth. NBV margin improved compared to 1H07 notably as a result of an increased contribution from our Accumulator roll-out program.”

“The Property & Casualty revenues demonstrated good resilience in a competitive pricing environment, especially in retail lines.”

“Our Asset Management business continued to record strong performance but experienced in Q307 some net outflows from third party investors in low fee asset classes.”

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Numbers herein have not been audited. APE and NBV are both in line with the Group’s EEV disclosure. They are non-GAAP measures, which Management uses as key indicators of performance in assessing AXA’s Life & Savings business and believes to provide useful and important information to shareholders and investors. IFRS revenues are available in Appendix 3 of this release.

LIFE & SAVINGS:

Life and Savings new business volume (APE) was up 26% to Euro 5,599 million, or 10% on a comparable basis, reflecting AXA's continued organic growth momentum. The main contributors to the growth were the United States, Australia/New Zealand and the United Kingdom while Japan remained negative. Unit-linked new business APE mix increased from 49.2% to 54.4% .

Life and Savings new business value (NBV) was up 19% to Euro 1,250 million, or 10% on a comparable basis, with a margin of 22.3%, in line with 9M06 as a result of positive business mix evolution offset by negative country mix evolution.

Annual Premium Equivalent, Group share (Euro million) Nine months ended	September 30, 2006	September 30, 2007	Change on a reported basis	Change on a comparable basis

Life & Savings	4,435	5,599	26.3%	10.5%
United States	1,424	1,597	12.2%	21.2%
France	873	899	2.9%	2.9%
Japan	487	431	-11.5%	-16.7%
United Kingdom	764	1,227	60.6%	17.7%
Germany	188	313	66.5%	3.4%
Switzerland(1)	-	187	-	0.3%
Belgium	230	255	11.0%	7.8%
Southern Europe	87	110	26.3%	-12.8%
Central & Eastern Europe	-	74	-	49.0%
Australia/New Zealand	310	402	29.7%	25.6%
Hong Kong	72	104	44.6%	15.9%

(1) In compliance with AXA Group methodology, 9M07 APE includes voluntary additional purchase premiums for Euro 16 million. Change on a comparable basis includes Euro 9 million in 2006.

New Business Value, Group share (Euro million) Nine months ended	September 30, 2006	September 30, 2007	Change on a reported basis	Change on a comparable basis

Life & Savings	1,049	1,250	19.2%	9.7%
United States	316	329	4.2%	12.6%
France	138	148	7.6%	7.6%
Japan	282	299	6.0%	3.8%
United Kingdom	69	113	63.0%	29.6%
Germany	57	98	72.6%	22.1%
Switzerland	-	38	-	-21.1%
Belgium	99	102	2.5%	9.2%
Southern Europe	16	15	-6.8%	-12.1%
Central & Eastern Europe	-	18	-	39.0%
Australia/New Zealand	27	38	38.0%	33.6%
Hong Kong	45	53	16.4%	0.0%

The following comments are on a comparable basis.

The United States new business APE increased by 21% due to strong growth in sales of Variable Annuities (up 20%) as well as in Life products. Variable Annuities growth was primarily driven by the continued expansion in the third party distribution networks, especially independent financial advisory firms. The addition of product features also contributed to the increase in sales.
NBV was up 13% to Euro 329 million with a NBV margin of 20.6%, down 1.6 points from 9M06 primarily due to increased sales of Universal Life to older clients. However, the NBV margin improved in 9M07 compared to 1H07 (20.6% at 9M07 vs. 19.6% at 1H07) largely due to change in product mix.

France new business APE increased by 3% to Euro 899 million driven by Group retirement (+57%) as well as Individual Life and Health (+10%). Individual Savings were down 5% despite strong sales in 3Q07.
France NBV increased by 8% to Euro 148 million mainly driven by volumes and improved business mix which includes the contribution from the Accumulator-type product “Capital Ressources” launched in March 2007. Unit-linked share increased from 23% to 26%. NBV margin was up 0.7 points to 16.5% .

Japan new business APE decreased by 17% to Euro 431 million, in line with 1H07 trend as certain Term products no longer benefit from a favorable tax environment. The lower term product sales were partly offset by strong performance from medical and cancer product sales (+Euro 76 million) and the sales of US Dollar and Yen denominated variable annuity products (Euro 39 million).
Japan NBV increased by 4% to Euro 299 million reflecting the company's successful strategy to focus on more profitable medical products and to develop individual savings products. Unit linked share increased from 9% in 9M06 to 21% in 9M07 due to the increase in variable annuity sales.

In the United Kingdom, new business APE was up 18% to Euro 1,227 million due to a 13% growth in pension reflecting the strength of the combined AXA and Winterthur Individual pension offering and the impact of strong sales of offshore bonds in 1Q07 prior to a change in the tax environment of these products. Life Risk products business grew by 22% following improved penetration of individual protection products in the IFA market.
The United Kingdom NBV increased by 30% to Euro 113 million as a result of higher volumes. NBV margin was up 0.8 points to 9.2% .

Germany new business APE was up 3% to Euro 313 million due to strong growth in Investment & Savings unit-linked products (especially “TwinStar” product range), partly offset by the negative impact of traditional Riester products (notably in Winterthur’s portfolio) which had benefited last year from strong inflows as a result of a 2006 fiscal incentive.
Germany NBV recorded a sharp 22% growth to Euro 98 million as a result of improved business mix towards TwinStar products. NBV margin was up 4.8 points to 31.4% .

Switzerland new business APE was stable at Euro 187 million with Individual life up 9% and Group life down 2%. Unit-Linked share was up to 7% further to the launch of new products (including AXA comfort).
Switzerland NBV was down 21% to Euro 38 million. NBV margin was 20%, down 5.5pts due to a large co-insurance agreement in Group life.

Belgium new businessAPE was up 8% to Euro 255 million due to individual life (+4% to Euro 234 million), mainly driven by non unit-linked products (largely Crest 40), and Group business (+70% to Euro 21 million).
Belgium NBV was up 9% to Euro 102 million, largely driven by higher volumes. NBV margin was up 0.5 point to 40%.

Southern Europe new business APE decreased by 13% to Euro 110 million due to the non recurrence of single premiums in group business (down 37%) notably at Winterthur in 2006 as well as a decrease in individual segment.
Southern Europe NBV decreased by 12% to Euro 15 million, in line with lower volumes. NBV margin was up 0.1 point to 13.3% .

Central & Eastern Europe new business APE was up 49% to Euro 74 million, mainly driven by Czech Republic (+72% to Euro 25 million) and Hungary (+48% to Euro 17 million), benefiting from strong Life unit-linked sales (+105% to Euro 27 million) and Pension Fund transfers from competitors (+28% to Euro 45 million).
Central & Eastern Europe NBV was up 39% to Euro 18 million due to higher volumes and lower average margin as a result of a change in country mix. NBV margin remained very strong at 24.6%, down 1.8 points.

Australia/New-Zealand new business APE wasup 26% to Euro 402 million mainly driven by continued strong inflows into mezzanine Global Equity Value fund and ipac wholesale products, in addition to strong personal superannuation flows into Summit & Generations platforms. Australia/New Zealand NBV was up 34% to Euro 38 million. The NBV margin increased from 8.8% to 9.3% due to scale benefits from the increasing funds under management in wealth management and improved business mix.

Hong Kong new business APE was up 16% to Euro 104 million, reflecting strong growth in individual unit-linked regular premiums and Group retirement sales as a result of the buoyant economic environment and encouraging results from the new Citibank bancassurance agreement (signed in July 2007).
Hong Kong NBV was stable at Euro 53 million as the increase in sales was offset by a lower NBV margin following a reduced share of higher margin traditional products. NBV margin remained very strong at 50.6%, down 7.6 points.

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PROPERTY & CASUALTY :

Property & Casualty revenues increased by 30% to Euro 19,631 million, or 4% on a comparable basis, mainly driven by the UK and fast growing markets (Turkey up 20%, Morocco up 19% and Asia up 10%) with strong Personal Motor and Household net new inflows reaching respectively 897,000 and 265,000 contracts.
Personal lines were up 5% and Commercial lines up 2%.

IFRS Revenues Nine months ended (Euro million)	September 30, 2006	September 30, 2007	Change on a reported basis	Change on a comparable basis

Property & Casualty	15,101	19,631	+30.0%	+3.9%
. France	4,081	4,182	+2.5%	+2.5%
. Germany	2,296	2,909	+26.7%	+1.5%
. Switzerland	81	1,883	ns	-0.3%
. United Kingdom & Ireland	3,635	3,971	+9.2%	+7.8%
. Southern Europe	2,245	3,235	+44.1%	+3.7%
. Belgium	1,162	1,648	+41.8%	+1.5%
. Other countries	1,601	1,804	+12.7%	+11.1%
of which Canada	811	804	-0.9%	+4.4%
of which Turkey	371	441	+18.9%	+20.5%
of which Asia(a)	238	336	+0.9%	+9.6%
of which Morocco	125	147	+17.8%	+ 9.1%

(a) Singapore, Hong Kong, Japan and Korea in 2007 (Change on a comparable basis excludes Kyobo Auto figures in both 2006 and 2007)

The following comments are on a comparable basis.

Personal lines (60% of P&C premiums) were up 5%.
Motor revenues grew by 6% mainly driven by (i) the UK & Ireland (+24%), largely as a result of the new business written through the Internet player Swiftcover, (ii) Southern Europe up 7%, following new product launches in 2006 and 2007 (mainly “Protezione at volante” in Italy and “Dynamic 2” in Spain) (iii) Turkey (up 23%), Asia (up 14%) and Morocco (up 8%) which confirmed their strong momentum, (iv) partly offset by lower growth in countries where competition was strong like France (+0%) and Switzerland (-1%).

Non-motor revenues increased by 5% mainly driven by (i) the UK & Ireland (+9%) mostly in health business, (ii) Southern Europe (+7%) due to Accident and Health products (iii) partly offset by France (+1%) and Germany (+2%).

Commercial lines (39% of P&C premiums)were up 2%.
Motor revenues were up 1%, as the growth in Germany (+6%) and France (+2%) was offset by Southern Europe (-8%) due to a lower contribution from former Winterthur fleet rental business further to a strategic decision and Belgium (-2%).

Non-motor revenues were up 2%, with France up 6% driven by Construction and Liability and the UK up 3% largely driven by Health, partly offset by Belgium (-3%) due to the non renewal of some less profitable contracts.

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ASSET MANAGEMENT

Asset Management revenues increased by 16% to Euro 3,621 million, or 23% on a comparable basis, driven by higher average assets under management and business mix improvement. Both AllianceBernstein and AXA IM grew at a strong double digit pace.

AllianceBernstein revenues increased by +20% on a comparable basis largely due to higher base advisory fees (+26%, with +30% in institutional clients, +21% in retail clients and +25% in private clients) driven by higher average assets under management (+23%). Other revenues (mainly distribution fees, institutional research and performance fees) were up 7%.

AXA Investment Managers revenues increased by 28% on a comparable basis mainly driven by 24% higher average assets under management and favorable client and product mix evolution.

Assets Under Management were Euro 1,123 billion as of September 30, 2007 as a result of net inflows (Euro +25 billion), market appreciation (Euro +60 billion), impact of transfers from Winterthur (Euro +61 billion) partly offset by a strong negative exchange rate impact (Euro -51 billion).

AllianceBernstein net inflows of Euro 17 billion were strong across all client categories (Euro 6 billion from institutional clients, Euro 5 billion from retail and Euro 6 billion from private clients). Net inflows in 3Q07 were close to zero with net outflows in the institutional channel (largely low fee index mandates for approximately Euro 4 billion).

AXA Investment Managers net inflows of Euro 8 billion were driven by AXA’s Main funds (Euro 4 billion), Institutional clients (Euro 2 billion) and retail segment (Euro 1 billion). AXA IM recorded in 3Q07 third party net outflows of Euro 6 billion in certain lower margin funds (mainly institutional money market clients).

	9M 2007 AUM Roll-forward
In Euro billion	Alliance Bernstein	AXA IM	Total

AUM at FY06	544.1	484.6	1,028.7
Net inflows	17.3	7.6	24.8
Market appreciation	54.1	5.7	59.7
Scope impact (Winterthur)	-	61.3	61.3
Other impacts	-	-0.8	-0.8
Forex impact	-42.5	-8.4	-50.8
AUM at 9M07	573.0	550.0	1,123.0

Average AUM over the period	568.9	544.6	1,113.5
Change on a reported basis	13%	21%	17%
Change on a comparable basis	23%	24%	23%

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INTERNATIONAL INSURANCE:

International Insurance revenues were down 2% to Euro 3,119 million, or up 7% on a comparable basis, with AXA Corporate Solutions Assurance up 6%, driven by selective portfolio development and AXA Assistance up 15%.

IFRS Revenues Nine months ended (Euro million)	September 30, 2006	September 30, 2007	Change on a reported basis	Change on a comparable basis

International Insurance	3,185	3,119	-2.1%	+ 6.5%
. AXA Corporate Solutions Assurance	1,416	1,511	+ 6.7%	+ 6.0%
. AXA Assistance	463	531	+ 14.7%	+ 15.0%
. AXA Cessions	57	59	+ 2.3%	+ 2.3%
. Other transnational activities (a)	1,249	1,019	-18.4%	N/A

(a) Other transnational activities include AXA RE. The sale of AXA RE's business to Paris Re Holdings was completed on December 21, 2006. AXA RE’s revenues, reported under “Other Transnational Activities” amounted to Euro 1,005 million at 09/30/2007 versus Euro 1,222 million at 09/30/2006. 100% of the business fronted on behalf of Paris Re was retroceded to Paris Re Holdings or its affiliates and therefore these amounts have been excluded from comparison on a comparable basis. The fronting was terminated on October 1st , 2007.

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About AXA
AXA Group is a worldwide leader in Financial Protection. AXA's operations are diverse geographically, with major operations in Europe, North America and the Asia/Pacific area. IFRS revenues amounted to Euro 79 billion in FY06 (Euro 51 billion at 1H07) and IFRS adjusted earnings amounted to Euro 5,140 million in FY06 (Euro 3,424 million at 1H07). The AXA ordinary share is listed and trades under the symbol AXA on the Paris Stock Exchange. The AXA American Depository Share is also listed on the NYSE under the ticker symbol AXA.

AXA Investor Relations:			AXA Media Relations:
Etienne Bouas-Laurent :	+	33.1.40.75.46.85	Christophe Dufraux:	+	33.1.40.75.46.74
Paul-Antoine Cristofari:	+	33.1.40.75.73.60	Clara Rodrigo:	+	33.1.40.75.47.22
Emmanuel Touzeau:	+	33.1.40.75.49.05	Armelle Vercken:	+	33.1.40.75.46.42
George Guerrero:	+	1.212.314.2893	Mary Taylor:	+	1.212.314.5845

IMPORTANT LEGAL INFORMATION AND CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements contained herein are forward-looking statements including, but not limited to, statements that are predications of or indicate future events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties. Please refer to AXA's Annual Report on Form 20-F and AXA’s Document de Référence for the year ended December 31, 2006, for a description of certain important factors, risks and uncertainties that may affect AXA’s business. In particular, please refer to the section " Special Note Regarding Forward-Looking Statements" in AXA's Annual Report on Form 20-F. AXA undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or circumstances or otherwise.

APPENDIX 1

LIFE & SAVINGS– Breakdown of APE between unit-linked, non unit-linked and mutual funds 11 main countries/regions and modeled business
First Nine Months2007 – Group Share

		9M07 APE		% UL in APE (excl. mutual funds)		UL change on comparable basis
Euro million	UL	Non-UL	Mutual Funds	9M06	9M07

France	236	662		23%	26%	+18%
United States	920	341	336	75%	73%	+24%
Japan	91	340		9%	21%	+36%
United Kingdom	1,115	112		89%	91%	+17%
Germany	110	203		38%	35%	+45%
Switzerland	12	174		-	7%	+157%
Belgium	35	220		16%	14%	-11%
Southern Europe	16	89	5	7%	15%	-38%
Central&Eastern Europe	53	22		-	71%	+50%
Australia/New-Zealand	12	27	363	28%	30%	+9%
Hong-Kong	61	42		37%	59%	+36%

TOTAL	2,662	2,233	704	49%	54%	+21%

APPENDIX 2
PROPERTY & CASUALTY – Split by business line – First Nine Months of 2007

	Personal Motor		Personal Non-Motor		Commercial Motor		Commercial Non-Motor

	% Gross Revenues	Change on comp. basis	% Gross Revenues	Change on comp. Basis	% Gross Revenues	Change on comp. Basis	% Gross Revenues	Change on comp. basis

France	32%	+0%	27%	+1%	9%	+2%	33%	+6%
Germany	33%	+1%	31%	+2%	6%	+6%	24%	+1%
Switzerland	37%	-1%	13%	-1%	4%	+7%	47%	+0%
United Kingdom (a)	15%	+24%	37%	+9%	7%	+4%	41%	+3%
Southern Europe	54%	+7%	21%	+7%	7%	-8%	18%	-1%
Belgium	34%	+4%	25%	+4%	7%	-2%	34%	-3%
Canada	36%	+8%	17%	+9%	8%	+2%	40%	-1%
Other	62%	+20%	5%	+10%	3%	+9%	32%	+17%

TOTAL	35%	+6%	26%	+5%	7%	+1%	32%	+2%

(a) Including Ireland

APPENDIX 3 - AXA GROUP IFRS Revenues – Comparison 9M07 vs. 9M06

Euro million	9M 2006 IFRS	9M 2007 IFRS	IFRS revenue change
			Reported	Comp. basis
TOTAL	58,574	71,652	22.3%	5.9%

Life & Savings	36,885	45,032	22.1%	5.6%
United States	11,539	12,285	6.5%	15.0%
France	10,831	11,199	3.4%	3.4%
Japan	3,906	3,867	-1.0%	-1.8%
United Kingdom	3,169	3,521	11.1%	2.3%
Germany	2,562	4,471	74.5%	2.5%
Switzerland	111	3,575	ns	-1.1%
Belgium	1,807	2,245	24.3%	13.6%
Southern Europe	915	1,177	28.6%	-11.2%
Other countries (1)	2,045	2,692	31.7%	6.6%
of which Australia/New-Zealand	949	1,056	11.3%	7.3%
of which Hong-Kong (2)	763	907	18.9%	1.3%
of which Central & Eastern Europe	-	308	ns	12.4%

Property & Casualty	15,101	19,631	30.0%	3.9%
France	4,081	4,182	2.5%	2.5%
Germany	2,296	2,909	26.7%	1.5%
Switzerland	81	1,883	ns	-0.3%
United Kingdom + Ireland	3,635	3,971	9.2%	7.8%
Southern Europe	2,245	3,235	44.1%	3.7%
Belgium	1,162	1,648	41.8%	1.5%
Other countries	1,601	1,804	12.7%	11.1%

International Insurance(3)	3,185	3,119	-2.1%	6.5%
AXA Corporate Solutions Assurance	1,416	1,511	6.7%	6.0%
Others	1,769	1,608	-9.1%	7.7%

Asset Management	3,117	3,621	16.2%	22.5%
AllianceBernstein	2,106	2,336	10.9%	19.9%
AXA Investment Managers	1,010	1,285	27.2%	28.0%

Other Financial Services	286	249	-13.2%	-3.6%

(1)	Newly consolidated South Eastern Asia entities contributed Euro 52 million to “other countries” Life & Savings revenues.
(2)	MLC which was acquired on May 8, 2006 contributed Euro 81 million to Hong Kong Life & Savings revenues.
(3)	AXA RE's revenues amounted to Euro 1,005 million at 9M07 versus Euro 1,222 million at 9M06 and are excluded from comparison between 9M07 and 9M06 on a comparable basis.

APPENDIX 4 - AXA GROUP IFRS Revenues in local currency– Discrete quarters 2006/2007

In million local currency except Japan in billion	1Q06	2Q06	3Q06	4Q06	1Q07	2Q07	3Q07

Life & Savings
United States	4,806	4,958	4,589	4,981	5,258	5,654	5,601
France	3,809	3,809	3,213	3,966	4,313	3,479	3,407
Japan	176	204	172	167	201	210	197
United Kingdom	739	685	747	755	765	846	771
Germany	856	845	861	1,119	1,518	1,467	1,486
Switzerland	87	45	43	48	4,434	837	580
Belgium	761	545	500	705	957	671	617
Southern Europe	280	400	235	442	356	512	308
Other countries
of which Australia/New-Zealand	477	585	517	510	515	600	614
of which Hong-Kong	2,122	2,046	3,170	2,764	3,690	2,729	3,131
of which Central & Eastern Europe					103	98	106

Property & Casualty
France	1,709	1,124	1,249	1,106	1,744	1,151	1,286
Germany	1,348	453	495	449	1,620	582	707
Switzerland	72	23	31	22	2,676	250	156
United Kingdom + Ireland	804	893	793	728	863	975	849
Southern Europe	799	774	673	906	1,131	1,159	945
Belgium	444	356	363	349	641	514	493
Canada	335	434	374	361	334	442	417

International Insurance
AXA Corporate Solutions Assurance	833	265	318	273	859	337	314
Others, including AXA RE	959	1,441	516	328	1,441	683	427

Asset Management
AllianceBernstein	829	912	879	1,101	987	1,077	1,076
AXA Investment Managers	314	360	337	435	397	458	430

Other Financial Services	87	95	105	95	80	76	93

APPENDIX 5 – 3Q07 press releases

Earnings

•	08/09/2007	AXA HY07 earnings

Merger, Acquisitions and disposals

•	10/19/2007	AXA and BMPS finalize their partnership on the Italian financial protection market
•	09/12/2007	AXA announces partnership with Bao Minh on the Vietnamese insurance market
•	09/06/2007	AXA completes the sale of its Dutch insurance operations
•	07/27/2007	AXA and BNP Paribas extend their partnership to take the 3rd place on the Ukranian P&C insurance market
•	07/25/2007	AXA to sell its operations in Taiwan

Other

•	10/10/2007	AXA announces the launch of Euro 100 million research fund to promote academic research
•	09/19/2007	AXA joins the Dow Jones Sustainability STOXX and World Indices
•	09/18/2007	AXA announces the subscription prices for 2007 employee share offering
•	07/06/2007	AXA announces the success of its second securitization of motor insurance risk
•	07/02/2007	AXA allocates 50 free shares to all AXA employees worldwide

Please refer to the following web site address for further details: http://www.axa.com/en/press/pr/

APPENDIX 6 – 3Q07 significant operations on AXA shareholders equity and debt

Shareholders equity
Since June 30 2007, AXA bought back 45 million shares for a total amount of Euro 1.3 billion.

Debt
No significant events to be reported in the third quarter.